Filed by Independent Bank Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Independent Bank Corp.
Commission File No. 001-09047
Welcome The Milford National Bank and Trust Company Customers

We are delighted to announce the merger between Milford National Bank and Trust Company and Rockland Trust. Like The Milford National Bank and Trust Company, Rockland Trust is committed to the communities it serves and is continually recognized for providing exemplary customer service. With more than a 100-year heritage of building long-term relationships with our customers, you can count on receiving superior service from our team of knowledgeable professionals, each of whom strives to live up to our promise of "Where Each Relationship Matters."

Please use the information below to learn more about Rockland Trust and the transition of your accounts.  As we work on integrating the two organizations, Rockland Trust will communicate any changes in your account(s) and services.

Who is Rockland Trust and where are they located?
Rockland Trust is a regional community bank that offers a full range of consumer, business, and investment products and services. With more than 85 branches serving eastern Massachusetts, Rockland offers locations in Greater Boston communities, as well as Bristol County, the South Shore, Cape Cod, and Martha’s Vineyard.

Rockland  Trust is a strong and safe bank that was recently recognized by Bank Director as the top performing bank in Massachusetts.  In addition to consumer banking and lending products, Rockland Trust is a leader in business and commercial banking. The Bank also has two sizeable charitable foundations dedicated to the well-being of their communities.
Like The Milford National Bank and Trust, Rockland Trust has a 100+ year heritage and shares a deep commitment to the communities it serves.  Both organizations pride themselves on delivering the exceptional personal service of a community bank.  Both organizations also believe that colleagues are critical to their success, which has contributed to them being respected employers with long-term loyal employees.  In fact, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work nine years in a row and ranked the Bank in 2017 as the #1 financial services company to work for in its category.

The Milford National Bank and Trust is a strong and profitable community bank. The combination will create an even stronger bank committed to serving the needs of communities, customers, and businesses.

Joining forces with Rockland Trust positions us to thrive in an increasingly competitive environment where technology is required to meet our customers’ needs.
Joining forces with Rockland Trust preserves the strengths of The Milford National Bank, while bringing additional capabilities and technology to support the needs of our customers and communities.
Rockland Trust brings a deep and broad range of consumer and business capabilities that will help us serve our customers’ needs better.  Additional products and services Rockland Trust provides, include:

•	“Smart” ATMs that allow for envelope-free bulk deposits with check images printed on receipts;

•	State-of-the-art mobile banking services for consumers and businesses, including the ability to deposit checks via smart phone or tablet, and Apple PayTM , Samsung Pay, and Google PayTM;

•	Instant issue chip-enabled debit cards;

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A wide range of investment management and trust services and products through Rockland Trust’s Investment Management Group (IMG), which will complement Milford National’s experienced investment management team with the resources of one of the largest independent investment advisors in Massachusetts;

•	Cash management services for businesses, including “positive pay” and an automated fraud detection tool;

•	A business credit card that provides rewards, multiple layers of security, and other built-in benefits;

•	Larger commercial lending capacity, of up to $75 million, served through 11 commercial lending centers;

•	A wide range of affordable housing capabilities and expertise;

•	Merchant services that allow our business customers to accept credit and debit cards in their stores and even on their web sites;

•	Asset Based Lending programs that allow us to meet the credit needs of a broader set of business customers;

•	Foreign exchange services and 1031 exchanges, and

•	A dedicated municipal and government banking team that offers resources to navigate the often complex fiduciary concerns and compliance requirements.

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When do we anticipate the merger with Rockland Trust to be completed?
The proposed merger is subject to customary regulatory approvals and approval by the shareholders of MNB Bancorp, parent company of Milford National Bank and Trust Company. It is anticipated that the merger will occur in November 2018.

Will any branches close?
We are currently reviewing where there may be overlaps in our two organizations and assessing how to best serve customers. We will have additional information soon and will share that with you when decisions are made.

What will the name of the bank be?
The name of the combined bank will be Rockland Trust.

Do I need to close my account(s)?

No. Once the merger is complete, all of your accounts will be automatically converted to the Rockland Trust system.

Where are the neighboring Rockland Trust’s branches located?
Once the merger is complete, you will have the convenience of banking at more than 85 branch locations throughout eastern Massachusetts. Rockland Trust has 8 branch locations in the communities in and around Milford:

221 Main Street Milford, MA	4 North Main Street Bellingham, MA
58 Main Street Franklin, MA	231 East Central Street Franklin, MA
1 Mechanic Street Foxborough, MA	76 North Street Medfield, MA
61 Lenox Street Norwood, MA	670 High Street Westwood, MA

Is Rockland Trust a member of the SUMSM ATM program?
Yes. Rockland Trust is a member of the SUM ATM program.  The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. For a complete listing of SUM locations, visit www.SUM-ATM.com.

Does Rockland Trust offer online and mobile banking?
Yes. In fact, Rockland Trust’s online banking includes the most advanced security as well as enhanced features based on customer feedback. Rockland Trust’s mobile banking is available for both consumer and business customers, and includes features such as bill pay, fund transfers, and customized account alerts. You can even deposit checks using a mobile device.

Does Rockland Trust have the same deposit insurance coverage as The Milford National Bank and Trust Company?
Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits.  All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. We also participate in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.